ING Life Insurance and Annuity Company
Variable Annuity Account C

Opportunity Plus Multiple Option Group Variable Annuity Contracts

Supplement dated November 21, 2006 to the Contract Prospectus, dated April 28, 2006, as supplemented

This supplement updates certain information contained in your Contract Prospectus. Please read it carefully and keep it with your Contract Prospectus.

Effective December 31, 2006, subject to state approval, a guaranteed death benefit will be available under the contract, which generally guarantees that the death benefit payable under the contract will never be less than the amount of adjusted purchase payments made to your account (as defined below), less a proportional adjustment for amounts withdrawn or borrowed from your account. The guaranteed death benefit will apply to all death benefits payable on or after this date. There is no additional charge for the guaranteed death benefit.

The following adds information regarding the guaranteed death benefit to your Contract Prospectus:

1. The following sentence is added to the first paragraph of the Death Benefit section on page 27 of the Contract Prospectus:

> In the event there is no beneficiary designated on your account, the death benefit will be payable to your estate.

2. The sub-section of the Death Benefit section entitled "The Value of the Death Benefit" on page 27 of the Contract Prospectus is deleted in its entirety and replaced with the following:

> **Calculating the Value of the Death Benefit.** The death benefit is guaranteed to be the greater of (a) or (b) as calculated as of the next valuation following our receipt of proof of death and a payment request in good order at the Opportunity Plus Service Center where:
>
> (a)   is the adjusted purchase payment total, which is the sum of all purchase payment(s) to your account, minus a proportional adjustment for withdrawals and amounts taken as a loan, which amount will never be less than zero; or
>
> (b)   is the current account value, excluding amounts taken as a loan, plus any positive aggregate market value adjustment, as applicable.
>
> If the amount of the death benefit in (a) is greater than the amount in (b), the Company will deposit the difference in your account. The amount, if any, will be deposited as of the next valuation (the date of the next close of the New York Stock Exchange) following our receipt of proof of death acceptable to us and a payment request in good order at the Opportunity Plus Service Center. If the beneficiary requests an immediate payment or begins income phase payments, the amount paid will be the current account value, excluding any amounts taken as a loan, as of the second valuation (the date of the second close of the New York Stock Exchange) following our receipt of proof of death acceptable to us and a payment request in good order at the Opportunity Plus Service Center.
>
> In the event a beneficiary elects to defer distribution of the death benefit, the amount paid to the beneficiary when the beneficiary elects to begin distribution of the death benefit will equal the

current account value, excluding any amounts taken as a loan, as of the next valuation (the date of the next close of the New York Stock Exchange) following our receipt of the distribution request. The amount paid may be more or less than the amount of the death benefit determined above on the date notice of death and an election to defer payment was received. No additional death benefit is payable upon the beneficiary's death.

Calculating Adjusted Purchase Payments. For accounts established on or after December 31, 2006, the adjusted purchase payment total above is initially equal to the first purchase payment. For accounts established before December 31, 2006, the adjusted purchase payment total is initially equal to the current account value, excluding any amounts taken as a loan, as of the close of the New York Stock Exchange (NYSE) on the last business day in December 2006 on which the NYSE is open. For all accounts, the adjusted purchase payment total is then adjusted for each subsequent purchase payment, loan repayment, or partial withdrawal. The adjustment for subsequent purchase payments and loan repayments will be dollar for dollar. The adjustment for partial withdrawals will be proportionate, reducing the adjusted purchase payment total in the same proportion that the current account value, excluding any amounts taken as loans, was reduced on the date of the partial withdrawal. The proportionate adjustment of the adjusted purchase payment total for each partial withdrawal is defined as the adjusted purchase payment total at that time, multiplied by the fraction A divided by B (A/B), where:

    (a) A is the current account value, excluding amounts taken as a loan, immediately after the partial withdrawal; and

    (b) B is the current account value, excluding amounts taken as a loan, before the partial withdrawal.